UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40137

(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K   ☒ Form10-Q   ☐ Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          September 30, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

FinTech Evolution Acquisition Group
Full Name of Registrant

N/A
Former Name, if Applicable

1345 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, NY 10105
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2021 within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm is in the process of completing the review of the financial statements for the quarterly period ended September 30, 2021 and will need additional time to complete its review of such financial statements. In particular, the Company, is assessing its accounting relating to the classification of the Company’s ordinary shares as permanent versus temporary equity in light of very recent, unpublished guidance from the staff of the U.S. Securities and Exchange Commissions and needs to review the same with its independent registered public accounting firm. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Latham	(650)	739-6741
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the period ended September 30, 2021 will reflect significant changes from the Company’s results of operations for the period ended September 30, 2020. Because the Company has not completed its financial statements due to the reasons stated above, the Company is unable to provide a reasonable estimate of its results of operations for the period ended September 30, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the quarter ended September 30, 2021 compared to its results of operations for the quarter ended September 30, 2020 (or its results of operations from any prior periods), although it is expected that a classification of all of the Company’s ordinary shares as temporary equity would require material changes to the Company’s balance sheet, statement of operations, statement of changes in shareholders’ equity (deficit) and statement of cash flows.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The statements above regarding the impact of the SEC Guidance on the Company’s accounting for its Warrants, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

FinTech Evolution Acquisition Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Michael Latham
Michael Latham
Chief Financial Officer

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